July 10, 2014

Cecilia D. Blye

Office of Global Security Risk
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	priceline.com Incorporated
Form 10-K for the year ended December 31, 2013
Filed February 20, 2014
File No. 0-25581

Dear Ms. Blye:

On behalf of The Priceline Group Inc. (formerly priceline.com Incorporated (“The Priceline Group”)), I am responding to your letter addressed to Darren R. Huston, Chief Executive Officer of The Priceline Group, dated June 6, 2014, relating to The Priceline Group’s Form 10-K for the year ended December 31, 2013.

For your convenience, I have included your comments in this response letter and keyed The Priceline Group’s responses accordingly.  As requested by the Staff, The Priceline Group’s response below covers the period from January 31, 2012 through May 31, 2014 (the “Response Period”) and pertains to The Priceline Group companies as of the date on which they were acquired by The Priceline Group.

COMMENT:

You told us in your letter dated January 31, 2012 that you accepted and facilitated travel reservations from purported residents of Sudan and Syria, and offered and/or facilitated the sale of travel services in those countries. You also told us that you had no specific plans to change the travel services that you made available with respect to those countries or their residents. As you know, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan and Syria since the referenced letter. Your response should describe any services you have provided, directly or indirectly, pertaining to Sudan and Syria, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

RESPONSE:

Background:

The Priceline Group (Nasdaq: PCLN) is a world leader in online accommodation reservations. The Priceline Group is composed of five primary operating brands - Booking.com, priceline.com, agoda.com, KAYAK and rentalcars.com, and several ancillary brands (for the purposes of this letter, herein sometimes referred to as “The Priceline Group Companies”).  The Priceline Group provides online travel services in over 200 countries and territories in Europe, North America, South America, the Asia-Pacific region, the Middle East and Africa.  The Priceline Group acquired KAYAK Software Corporation (“KAYAK”) during the Response Period on May 21, 2013.

The Priceline Group Companies and their websites facilitate travel transactions to users across the globe.  As such, during the Response Period, (i) certain Priceline Group Company websites have been accepting and facilitating travel reservations from purported(1) residents of Sudan(2) and Syria and (ii) certain Priceline Group Companies have either offered and/or facilitated the sale of travel services to or in Sudan and Syria.  The facts and details concerning these contacts are specified below relating to flight, hotel and rental car services.

The Priceline Group Companies also maintain certain intellectual property or domain name registrations in Sudan and Syria, principally to prevent their use by unauthorized third parties, and may also retain the services of local agents for that purpose.  The fees associated with these activities are minimal, amounting to less than $1,000 per year.

1.              FLIGHT RESERVATION SERVICES

During the Response Period, two Priceline Group companies facilitated the sale of airline tickets to purported residents of Syria but not of Sudan, and they facilitated the sale of airline tickets involving legs or stops in Sudan but not in Syria.  The airline tickets were on third-country carriers that were also not code share partners of Sudanese or Syrian carriers.

a.              Airline Ticket Purchases by Purported Syrian Residents

Below is a breakdown of the number of airline tickets by purported residents of Syria and the gross booking value(3) of those transactions, the net commission or revenue collected by certain Priceline Group Companies for those transactions, as compared to the total gross bookings and revenue for The Priceline Group respectively:

(1)  We refer to “purported” residents throughout this letter because, while customers may select either Sudan or Syria from a “drop down” box on certain of our websites when providing credit card billing address information, none of our companies verify that the customer is indeed a resident or national of that country.

(2)  It is also worthy of note that none of the Priceline Group Companies, other than Agoda differentiates between the Republic of the Sudan (i.e., North Sudan or Sudan) and the Republic of South Sudan (i.e., South Sudan) with regard to drop down menus associated with billing addresses for customer credit cards, which such billing address is, in most cases, The Priceline Group’s proxy to determine or surmise a customer’s residency.  Therefore in the disclosures that follow, it is possible that the customers in question may be from South Sudan and not (North) Sudan.

(3)  Gross bookings is an operating and statistical metric referring to the total dollar value, generally inclusive of all taxes and fees, of the travel service(s) purchased by our customers.

AIRLINE TICKET PURCHASES BY PURPORTED RESIDENTS OF SYRIA	2012	2013	2014 (through May 31)
Airline ticket purchases by purported Syrian residents (the “Syrian Resident Airline Ticket Purchases”)	N/A	5	2
Total Gross Bookings for the Syrian Resident Airline Ticket Purchases	N/A	$2,810	$508
Revenue realized from the Syrian Resident Airline Ticket Purchases	N/A	$60	$17
Total Gross Bookings for The Priceline Group	$28.46 billion	$39.17 billion	$12.28 billion	(4)
Revenue for The Priceline Group	$5.26 billion	$6.79 billion	$1.64 billion	(5)

*All amounts denominated in foreign currencies were converted at exchange rates as of May 31, 2014.

b.              Airline Tickets involving Sudan

Below is a breakdown of the number of airline tickets involving Sudan and the gross booking value of those transactions, the net commission or revenue collected by certain Priceline Group Companies from those transactions, as compared to the total gross bookings and revenue for The Priceline Group respectively:

THROUGH, MULTI- DESTINATION and DIRECT FLIGHT TICKETS INVOLVING SUDAN	2012	2013	2014 (through May 31)
Through flight tickets involving Sudan (the “Sudanese Through Flight Tickets”)	68	84	0
Total Gross Bookings for the Sudanese Through Flight Tickets	$112,299	$137,107	N/A
Revenue realized from the Sudanese Through Flight Tickets	$2,436	$2,567	N/A
Multi-destination tickets involving a leg to or from Sudan (the “Sudanese Multi-destination Tickets”)	0	5	0
Total Gross Bookings for the Sudanese Multi-destination Tickets	N/A	$5,980	N/A
Revenue realized from the Sudanese Multi-destination Tickets	N/A	$93	N/A
Direct Flight tickets involving Sudan (the “Sudanese Direct Flight Tickets”)	N/A	29	N/A
Total Gross Bookings for the Sudanese Direct Flight Tickets	N/A	$43,399	N/A
Revenue realized from the Sudanese Direct Flight Tickets	N/A	$750	N/A
Total Gross Bookings for The Priceline Group	$28.46 billion	$39.17 billion	$12.28 billion	(6)
Revenue for The Priceline Group	$5.26 billion	$6.79 billion	$1.64 billion	(7)

(4)  Through March 31st (the date of our most recent publicly available figures).

(5)  Through March 31st (the date of our most recent publicly available figures).

*All amounts denominated in foreign currencies were converted at exchange rates as of May 31, 2014.

2.              HOTEL RESERVATIONS

During the Response Period, a non-U.S. affiliate of The Priceline Group facilitated hotel bookings in Syria, but not in Sudan.  In addition, certain Priceline Group Companies facilitated hotel bookings by purported residents of Sudan or Syria.  Finally, a non-U.S. affiliate of The Priceline Group had one contract each with “affiliate partners” in Sudan and Syria, neither of which resulted in any bookings or transactions, as explained below.

a.              Facilitation of Bookings at Hotels in Syria

During the Response Period, from January 31, 2012 until March 1, 2012, a non-U.S. affiliate of The Priceline Group had twenty (20) hotels available for booking in Syria, certain of which may have been owned by the Government of Syria but operated by non-government entities.  On February 14, 2012, The Priceline Group’s non-U.S. affiliate made a commercial decision to send suspension/termination notices to each of the 20 Syrian hotels, effective March 1, 2012.  No new bookings in Syrian hotels were accepted after March 1, 2012, but reservations made prior to that date were honored through completion.  Information related to bookings at Syrian hotels during the applicable Response Period is set forth in the table below.

HOTEL BOOKINGS IN SYRIA	2012	2013	2014 (through May 31)
Hotel bookings at Syrian hotels (the “Syrian Hotel Bookings”)	33	N/A	N/A
Total Net Stayed Gross Bookings for the Syrian Hotel Bookings	$7,749	N/A	N/A
Net Stayed Revenue from the Syrian Hotel Bookings	$1,780	N/A	N/A
Total Gross Bookings for The Priceline Group	$28.46 billion	$39.17 billion	$12.28 billion	(8)
Revenue for The Priceline Group	$5.26 billion	$6.79 billion	$1.64 billion	(9)

(6)  Through March 31st (the date of our most recent publicly available figures).

(7)  Through March 31st (the date of our most recent publicly available figures).

*All amounts denominated in foreign currencies were converted at exchange rates as of May 31, 2014.

b.              Bookings by Purported Sudanese or Syrian Residents

The chart below provides an itemized summary of the number of bookings (net of cancellations) by year, the gross booking value of those transactions, the net commission or revenue collected by certain Priceline Group Companies, as compared to the total gross bookings and revenue for The Priceline Group.

HOTEL BOOKINGS BY PURPORTED RESIDENTS OF SYRIA	2012	2013	2014 (through May 31)
Hotel bookings by purported Syrian residents (the “Syrian Resident Bookings”)	2,424	1,951	1,132
Total Gross Bookings for the Syrian Resident Bookings	$1,648,689	$1,248,302	$649,958
Revenue realized from the Syrian Resident Bookings	$279,933	$214,196	$111,026

HOTEL BOOKINGS BY PURPORTED RESIDENTS OF SUDAN
Hotel bookings by purported Sudanese residents (the “Sudanese Resident Bookings”)	2,218	2,632	1,574
Total Gross Bookings for the Sudanese Resident Bookings	$1,585,806	$2,621,351	$1,439,793
Revenue realized from the Sudanese Resident Bookings	$268,776	$436,319	$244,259
Total Gross Bookings for The Priceline Group	$28.46 billion	$39.17 billion	$12.28 billion	(10)
Revenue for The Priceline Group	$5.26 billion	$6.79 billion	$1.64 billion	(11)

*All amounts denominated in foreign currencies were converted at exchange rates as of May 31, 2014.

(8)  Through March 31st (the date of our most recent publicly available figures).

(9)  Through March 31st (the date of our most recent publicly available figures).

(10)  Through March 31st (the date of our most recent publicly available figures).

(11)  Through March 31st (the date of our most recent publicly available figures).

c.               Affiliate Partners

During the Response Period, a non-U.S. subsidiary of The Priceline Group had one contract with an affiliate partner located in Sudan and another with an affiliate partner located in Syria.  An affiliate partner is an unrelated third party that onward distributes an online travel agent’s travel offerings for booking by the affiliate partner’s users or customers.  In return for distributing an online travel agent’s travel offerings, the affiliate partner generally earns a commission on amounts earned by the online travel agent per successful booking that comes through the affiliate partner.  With regard to the two affiliate contracts in question, neither of them resulted in any bookings or transactions, and both relationships were closed on August 14, 2012.  Since August 14, 2012, there have not been any affiliate partnership relationships with parties in Sudan or Syria.

3.              RENTAL CAR RESERVATIONS

During the Response Period, a non-U.S. affiliate of The Priceline Group facilitated rental car transactions by purported residents of Sudan, but not Syria.  Below is a breakdown of the number of rental car bookings (net of cancellations) by purported residents of Sudan by year and the gross booking value of those transactions, the net commission or revenue collected by the non-U.S. affiliate for those transactions, as compared to the total gross bookings and revenue for The Priceline Group respectively:

CAR RENTAL BOOKINGS BY PURPORTED RESIDENTS OF SUDAN	2012	2013	2014 (through May 31)
Rental car bookings by purported Sudanese residents (the “Sudanese Resident Rental Car Bookings”)	7	28	18
Total Gross Bookings for the Sudanese Resident Rental Car Bookings	$3,346	$7,398	$7,506
Revenue realized from the Sudanese Resident Rental Car Bookings	$926	$2,398	$2,118
Total Gross Bookings for The Priceline Group	$28.46 billion	$39.17 billion	$12.28 billion	(12)
Revenue for The Priceline Group	$5.26 billion	$6.79 billion	$1.64 billion	(13)

*All amounts denominated in foreign currencies were converted at exchange rates as of May 31, 2014.

SUMMARY

The aggregate sum of gross bookings and revenues derived from the bookings described above by purported residents of Syria or otherwise involving Syria during the Response Period is approximately $3.6 million and $610,000 respectively; and by purported residents of Sudan or otherwise involving Sudan during the Response Period is approximately $6 million and $961,000 respectively.  The total

(12)  Through March 31st (the date of our most recent publicly available figures).

(13)  Through March 31st (the date of our most recent publicly available figures).

gross bookings and revenues derived from these combined activities during the Response Period is approximately $9.6 million and $1.6 million respectively.

In sum, the aggregate gross bookings and revenues during the Response Period derived from travel services involving Sudan and Syria when compared to total consolidated Priceline Group gross bookings during the Response Period until March 31, 2014 of $79.91 billion and revenue of $13.69 billion clearly are not quantitatively material to The Priceline Group.  As a percentage of total Priceline Group Gross Bookings and total Priceline Group Revenue during the Response Period, the activities described above represent approximately .0005% and .0004%, respectively.

Regarding our future or anticipated contacts with the aforementioned countries, we have no specific plans at this time to change the travel services currently made available by our group companies for inbound and outbound travel services involving Syria and Sudan.

We remain aware of the U.S. export and reexport controls and economic sanctions in effect against Sudan and Syria and note that the facilitation of travel by residents of Sudan or Syria is not prohibited or restricted under U.S. laws and regulations.  In addition, the fact that hotel travel services are available through our websites to persons who give billing addresses located in Sudan or Syria is publicly visible on our websites, and The Priceline Group is not aware of any indication that the availability of such hotel travel services through our websites has affected investor sentiment, our reputation, or share value.  Accordingly, The Priceline Group does not believe that these qualitative factors affect the quantitative materiality analysis provided above or would be material to an investor in making an investment decision.

The Priceline Group acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 203-299-8336 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Eduardo N.T. Andrade

Eduardo N.T. Andrade
Senior Vice President, Global Compliance & Ethics Officer

cc:                                Mara Ransom, Division of Corporation Finance
Pradip Bhaumik, Special Counsel